FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2005

HOLMES FINANCING (No 3) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period

	Number	£000's

Brought Forward	398,925	29,947,399
Replenishment	16,028	1,455,769
Repurchased	(6,506)	(464,753)
Redemptions	(10,907)	(1,051,612)
Losses	(10)	(45)
Capitalised Interest	0	4,655	( * see below )
Other Movements	0	0

Carried Forward	397,530	29,891,413

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative

	Number	£000's

Brought Forward	115,191	6,399,214
Replenishment	1,015,947	78,285,211
Repurchased	(309,216)	(22,406,889)
Redemptions	(423,713)	(32,493,985)
Losses	(679)	(1,077)
Capitalised Interest	0	108,939	( * see above )
Other Movements	0	0

Carried Forward	397,530	29,891,413

	Period CPR	Annualised CPR

1 Month	5.07%	79.08%	**( including
			redemptions and
3 Month	14.49%	73.11%	repurchases )

12 Month	60.67%	60.67%

**	The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles

Weighted Average Seasoning	34.43	months

Weighted Average Loan size	£75,192.85

Weighted Average LTV	68.50%	*** (see below)

Weighted Average Indexed LTV	53.04%	using Halifax House Price Index

Weighted Average Indexed LTV	52.14%	using Nationwide House Price Index

Weighted Average Remaining Term	18.19	Years

Product Type Analysis	£000's	%

Variable Rate	8,680,466	29.04%
Fixed Rate	6,250,294	20.91%
Tracker Rate	14,960,652	50.05%

	29,891,413	100.00%

As at 08 July 2005 approximately 9.86% of the loans were flexible loans

Repayment Method Analysis	£000's	%

Endowment	5,416,324	18.12%
Interest Only	5,290,780	17.70%
Repayment	19,184,309	64.18%

	29,891,413	100.00%

As at 08 July 2005 approximately 16.20% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%

Purchase	21,450,078	71.76%
Remortgage	8,441,335	28.24%

	29,891,413	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%
01 March 2004	6.00%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

Region	Number	£000's	%

East Anglia	16,571	1,159,444	3.86%
East Midlands	21,783	1,427,803	4.77%
Greater London	66,828	6,466,255	21.51%
North	17,239	954,252	3.20%
North West	44,877	2,712,409	9.07%
Scotland	26,255	1,493,332	5.00%
South East	102,022	9,075,388	30.44%
South West	31,509	2,369,362	7.90%
Wales	18,824	1,078,381	3.63%
West Midlands	26,567	1,717,680	5.79%
Yorkshire and Humberside	24,627	1,413,666	4.74%
Unknown	428	23,441	0.08%

Total	397,530	29,891,413	100.00%

Original LTV Bands

Range	Number	£000's	%

0.00 - 25.00	18,436	776,412	4.64%
25.01 - 50.00	83,173	5,120,858	20.92%
50.01 - 75.00	149,754	12,387,118	37.67%
75.01 - 80.00	20,066	1,714,173	5.05%
80.01 - 85.00	24,571	2,202,866	6.18%
85.01 - 90.00	43,667	3,961,597	10.98%
90.01 - 95.00	57,863	3,728,389	14.56%

Total	397,530	29,891,413	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%

Current	386,844	29,058,139	(3,491)	97.25%
1.00 - 1.99 months	5,604	451,347	3,797	1.51%
2.00 - 2.99 months	2,262	168,258	2,634	0.56%
3.00 - 3.99 months	1,084	78,922	1,756	0.26%
4.00 - 4.99 months	543	39,351	1,109	0.13%
5.00 - 5.99 months	344	25,683	923	0.09%
6.00 -11.99 months	645	47,827	2,498	0.16%
12 months and over	57	3,694	386	0.01%
Properties in Possession	147	7,764	815	0.03%

Total	397,530	29,880,986	10,427	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding	Seller

	£000's	£000's

Balance Brought Forward	12,021,700	17,925,699
Replenishment of Assets	0	1,455,769
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,516,365)
Allocation of Losses	(18)	(27)
Share of Capitalised Interest	1,869	2,786
Payment Re Capitalised Interest	(1,869)	1,869

Balance Carried Forward	12,021,682	17,869,731

Carried Forward Percentage	40.21785%	59.78215%

Minimum Seller Share	1,380,839	4.62%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger

	£000's

Brought Forward	722,417

Additional Amounts Accumulated	0
Payment of Notes	0

Carried Forward	722,417

Target Balance	722,417	payable on 15th July 2005

	722,417

Liquidity Facilities	Drawn £000's	Undrawn £000's

Holmes Funding	£0	£25,000

Holmes Financing 1	£0	£25,000

Holmes Financing 2	£0	£25,000

Holmes Financing 3	£0	£25,000

Holmes Financing 4	£0	£25,000

Holmes Financing 5	£0	£25,000

Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/04/05	0.2725%

Quarter to 15/01/05	0.3015%

Quarter to 15/10/04	0.5449%

Quarter to 15/07/04	0.3214%

*Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve

Balance as at 15/04/2005	£338,000,000.00	£0.00	£70,000,000.00

Required Amount as at 15/04/2005	£338,000,000.00	£0.00	£70,000,000.00

Percentage of Notes	2.65%	0.00%	0.55%

Properties in Possession

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Stock

	Current Period

	Number	£000's

Brought Forward	145	9,491

Repossessed in Period	24	2,810

Sold in Period	(22)	(3,722)

Carried Forward	147	8,579

	Cumulative

	Number	£000's

Repossessed to date	839	70,346
Sold to date	(692)	(61,767)

Carried Forward	147	8,579

Repossession Sales Information

Average time Possession to Sale	90	Days

Average arrears at time of Sale	£3,949

MIG Claim Status

	Number	£000's

MIG Claims made	198	1,394

MIG Claims outstanding	0	0

Average time claim to payment	36

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Proposed Changes

Abbey has requested Fitch Ratings to confirm the impact on the rating of the issued securities if the minimum required short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+. Once Fitch has completed its review of the appropriate documentation amendments, it expects to confirm that this change will have no effect on the rating of any of the securities issued by any of the Issuers. In addition, it has indicated that in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade, to prevent a downgrade by Fitch of any of the issued securities

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone :	+44 (1908) 343232 / 344602 / 343836
Facsimilie :	+44 (1908) 343019
Email :	Securitisation@Abbey.com

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch	Outstanding	Reference Rate	Margin
Series 2 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	$975,000,000	3.14063%	0.19%
Series 2 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	€ 800,000,000		5.05%
Series 2 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$1,250,000,000	3.14063%	0.15%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	3.14063%	0.08%
Series 2 Class B	Holmes Financing No. 1	AA/Aa3/AA	$34,500,000	3.14063%	0.41%
Series 2 Class B	Holmes Financing No. 4	AA/Aa3/AA	€ 35,800,000	2.13800%	0.40%
Series 2 Class B	Holmes Financing No. 6	AA/Aa3/AA	$42,000,000	3.14063%	0.41%
Series 2 Class B	Holmes Financing No. 7	AA/Aa3/AA	$37,500,000	3.14063%	0.35%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	3.14063%	0.17%
Series 2 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	$45,000,000	3.14063%	1.15%
Series 2 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	€ 53,800,000	2.13800%	1.45%
Series 2 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$71,000,000	3.14063%	1.45%
Series 2 Class C	Holmes Financing No. 7	BBB/Baa2/BBB	$63,750,000	3.14063%	0.80%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	3.14063%	0.72%
Series 3 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	£500,000,000	4.93063%	0.24%
Series 3 Class A	Holmes Financing No. 3	AAA/Aaa/AAA	€ 805,000,000	2.13800%	0.24%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	2.13800%	0.24%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	3.14063%	0.23%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	2.13800%	0.15%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.93063%	0.23%
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.93063%	0.26%
Series 3 Class A1	Holmes Financing No. 4	AAA/Aaa/AAA	£550,000,000	4.93063%	0.23%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	2.13800%	0.26%
Series 3 Class A2	Holmes Financing No. 4	AAA/Aaa/AAA	$410,000,000	3.14063%	0.23%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.93063%	0.45%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.93063%	0.45%
Series 3 Class B	Holmes Financing No. 3	AA/Aa3/AA	€ 24,000,000	2.13800%	0.40%
Series 3 Class B	Holmes Financing No. 4	AA/Aa3/AA	$34,500,000	3.14063%	0.44%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	2.13800%	0.40%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	2.13800%	0.50%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.93063%	0.50%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	2.13800%	0.27%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.93063%	1.60%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.93063%	1.50%
Series 3 Class C	Holmes Financing No. 3	BBB/Baa2/BBB	€ 50,000,000	2.13800%	1.50%
Series 3 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	$49,500,000	3.14063%	1.30%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	2.13800%	1.47%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	2.13800%	1.50%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	2.13800%	0.85%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.93063%	0.80%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	2.13800%	0.27%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	3.14063%	0.24%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	2.13800%	0.26%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.93063%	0.15%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.93063%	0.26%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	3.14063%	0.14%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.93063%	0.62%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	2.13800%	0.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.93063%	0.43%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	3.14063%	0.52%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	2.13800%	0.53%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.93063%	0.30%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.93063%	1.75%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	2.13800%	1.60%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.93063%	1.50%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	3.14063%	1.55%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.93063%	0.90%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	2.13800%	0.80%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.93063%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.93063%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.93063%	1.55%

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

02Q3	-	703	-	-	352	-	-	-
02Q4	-	-	-	-	352	-	-	-
03Q1	-	-	750	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-
03Q4	-	176	-	191	-	481	-	-
04Q1	-	176	-	191	-	-	241	-
04Q2	-	176	-	191	-	-	241	-
04Q3	-	176	-	191	-	-	-	-
04Q4	-	-	-	-	698	-	-	-
05Q1	-	-	750	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8

05Q2	-	-	-	-	-	-	-	-
05Q3	650	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-
06Q2	-	125	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-
06Q4	-	-	-	350	875	-	-	-
07Q1	-	-	-	-	-	-	161	812
07Q2	-	-	-	-	-	634	161	-
07Q3	575	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-
08Q1	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221
08Q3	-	-	-	-	-	-	-	221
08Q4	-	-	-	-	-	-	-	221
09Q1	-	-	-	-	-	-	-	1,171
09Q2	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-	-

Holmes Financing No 3 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 June 2005 to 08 July 2005

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated: 25th August 2005	By / s / Karen Carson
(Authorised Signatory)